FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 000-26165

IQ POWER AG
(Translation of registrant’s name into English)

Erlenhof Park Inselkammer Strasse 4 D-82008 Unterhaching, Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQ POWER AG

Date: July 12, 2005	By: /s/ Peter E. Braun Peter E. Braun Chief Executive Officer

Corporate Announcement

Swiss Institutional Investors Buy Two Million Shares of iQ Power

28 June 2005, Zug/Switzerland – iQ POWER AG (OTCBB: IQPOF, Frankfurt: IQPB) has announced that the stock option the company issued has been exercised in its entirety and that institutional investors have acquired a securities package of two million iQ POWER shares. The capital increase accompanying this has already been entered in the commercial register of the Swiss canton Zug. These two million shares represent a stake of more than 5% of iQ POWER. Because the share package is distributed between two investors, the individual investments are not subject to statutory securities reporting requirements. The two capital providers are Swiss first-tier institutional investors.

As was already reported on 11 May, this investment in iQ POWER AG will serve to finance its 40% equity holding in iQ POWER Asia Inc. iQ Power Asia Inc. was established in December 2004 and is structured as a joint venture at a ratio of 40/60 between iQ POWER AG and a Korean consortium. The purpose of this new company is the production and marketing of innovative electrical energy storage systems for the Asian automobile industry on the basis of the technology developed by iQ POWER.

About iQ Power AG
Headquartered in Zug/Switzerland, iQ Power AG specializes in the development and marketing of intelligent systems solutions for electrical energy management (Smart Energy Management, SEM) in the power and wiring systems of automobiles and other forms of transportation. Among the company’s many achievements was the world’s first software-managed, intelligent car battery. The development unit is iQ Power Deutschland GmbH of Munich and a wholly owned subsidiary of iQ Power AG. iQ Power AG is a publicly listed stock corporation (ISIN: CH0020609688), whose shares are traded on the Nasdaq OTC-BB (IQPOF), over the counter on the Frankfurt and Berlin Stock Exchanges, as well as on XETRA (IQPB, WKN: A0DQVL). – Please visit www.iqpower.com.

The following is a “safe harbor” statement under the private Securities Litigation Reform Act of 1995: Information published by iQ Power contains forward-looking statements regarding anticipated developments and agreements. These forward-looking statements address future events and conditions and involve inherent risks and uncertainties that may cause actual results to differ materially from anticipated results. Such risks and uncertainties include, but are not limited to, risks associated with iQ Power’s ability to achieve the objectives of its business strategy, iQ’s ability to raise additional financing on acceptable terms to fund its strategic plan, the accuracy and sufficiency of iQ’s anticipated operating budget to implement its strategic plan, risks related to the production and commercialization of the MagiQ battery, potential fluctuations in operating and research and development expenses, project and product development contingencies, iQ’s ability to generate revenue from the sale of its battery and energy management products and through licensing its technologies. The reader is cautioned not to place undue reliance on forward-looking statements

iQ POWER Aktiengesellschaft • Baarerstrasse 137 • CH – 6300 Zug

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Further Information:	Peter E. Braun President of the iQ Power AG Board of Directors TEL: +49-089-61-44-83-10 FAX: +49-089-61-44-83-40 E-Mail: peter.braun@iqpower.com

iQ POWER AG • Metallstr. 9 • CH–6304 Zug

iQ Power to Get Higher Advance Payment Totaling $1.35 Million From Korea
 Thursday June 30, 12:27 pm ET

ZUG, Switzerland, June 30 /PRNewswire-FirstCall/ — iQ Power AG (OTCBB: IQPOF, Frankfurt: IQPB) has reported that the payment announced on 10 December 2004 has increased from $1.1 million to $1.35 million. Of this amount, $1.1 million has already been received, of which $0.65 million was in 2004. The additional $250,000 is a flat-rate licensing fee that is attributable to increased administrative expenses and is due this year.

Payments are being made on the basis of the licensing agreement signed in December 2004 between iQ Power Licensing AG, a wholly owned subsidiary of iQ Power AG, and iQ Power Asia Inc. According to this licensing agreement, the since-established iQ Power Asia Inc. initially pays fixed compensation of $1.35 million. This payment is in addition to licensing fees, which are dependent on future production volumes.

This licensing agreement is an integral part of a number of contracts with the Korean consortium. Among other things, these contracts call for the establishment of a joint venture in Korea with the goal of manufacturing and marketing innovative products for the Asian automotive market on the basis of technology developed by iQ Power.

About iQ Power AG
Headquartered in Zug, Switzerland, iQ Power AG specializes in the development and marketing of intelligent systems solutions for electrical energy management (Smart Energy Management, SEM) in the power and wiring systems of automobiles and other forms of transportation. Among the company’s many achievements was the world’s first software-managed, intelligent car battery. The development unit is iQ Power Deutschland GmbH of Munich and a wholly owned subsidiary of iQ Power AG. iQ Power AG is a publicly listed stock corporation (ISIN: CH0020609688), whose shares are traded on the Nasdaq OTC-BB (IQPOF), over the counter on the Frankfurt and Berlin Stock Exchanges, as well as on XETRA (IQPB, WKN: A0DQVL). — Please visit www.iqpower.com.

The following is a “safe harbor” statement under the private Securities Litigation Reform Act of 1995: Information published by iQ Power contains forward-looking statements regarding anticipated developments and agreements. These forward-looking statements address future events and conditions and involve inherent risks and uncertainties that may cause actual results to differ materially from anticipated results. Such risks and uncertainties include, but are not limited to, risks associated with iQ Power’s ability to achieve the objectives of its business

iQ POWER Aktiengesellschaft • Baarerstrasse 137 • CH – 6300 Zug

Seite 2 / 2

strategy, iQ’s ability to raise additional financing on acceptable terms to fund its strategic plan, the accuracy and sufficiency of iQ’s anticipated operating budget to implement its strategic plan, risks related to the production and commercialization of the MagiQ battery, potential fluctuations in operating and research and development expenses, project and product development contingencies, iQ’s ability to generate revenue from the sale of its battery and energy management products and through licensing its technologies. The reader is cautioned not to place undue reliance on forward-looking statements

Further Information:	Peter E. Braun President of the iQ Power AG Board of Directors TEL: +49-089-61-44-83-10 FAX: +49-089-61-44-83-40 E-Mail: peter.braun@iqpower.com

iQ POWER AG • Metallstr. 9 • CH–6304 Zug